Filed Pursuant to Rule 433
Registration No. 333-287547
May 27, 2025

New Found Gold Announces C$49 Million Bought Deal Financing and C$20 Million Private Placement: Continued Support with Lead Orders by Strategic Investor Eric Sprott

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

Vancouver, BC, May 27, 2025 – New Found Gold Corp. (“New Found Gold” or the “Company”)(TSX-V: NFG, NYSE-A: NFGC) has announced today that it has entered into an agreement with BMO Capital Markets and SCP Resource Finance LP, on behalf of themselves and a syndicate of underwriters (collectively, the “Underwriters”) led by BMO Capital Markets and SCP Resource Finance LP, under which the Underwriters have agreed to buy, on a bought deal basis, 21,400,000 charity flow-through common shares of the Company (the “Charity Flow-Through Common Shares”) at a price of C$2.29 per Charity Flow-Through Common Share for aggregate gross proceeds of approximately C$49 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price up to 30 days following the closing of the Tranche 1 (as defined below), to purchase up to an additional 15% of the Charity Flow-Through Common Shares issued in connection with the Offering. Each Charity Flow-Through Common Share will qualify as a "flow-through share" within the meaning of subsection 66(15) of the Income Tax Act (Canada).

Subsequent to the Offering, the Company also expects to complete a non-brokered private placement of up to 12,269,939 non-flow-through common shares (the “Common Shares”) at a price of C$1.63 per Common Share of the Company for gross proceeds of approximately C$20 million (the “Private Placement” and, together with the Offering, the “Financing”). The Common Shares issued pursuant to the Private Placement will be subject to a statutory hold period of 4 months and one day. The Private Placement is subject to the Company receiving all necessary approvals, including shareholder approval and the approval of the TSX Venture Exchange (the “TSXV”) and authorization of the NYSE American LLC (the “NYSE American”).

Eric Sprott has indicated his intention to participate in the Offering to maintain his approximate 19% shareholdings and the Private Placement for such number of Common Shares that results in Mr. Sprott holding more than 20% of the issued and outstanding common shares of the Company. Following the closing of the Private Placement, the Company expects that Mr. Sprott will become a new “Control Person” (as defined in the policies of the TSXV) and, therefore, the Company intends to obtain disinterested shareholder approval in accordance with the TSXV policies prior to the closing of the Private Placement.

Keith Boyle, CEO of New Found Gold, commented, “With a significant lead order by Eric Sprott on both the Offering and the Private Placement, the proceeds from the Financing will allow us to advance the Queensway Gold Project to the development stage. Mr. Sprott has been a highly supportive shareholder in the Company since its early days and we thank him for his continued support as we embark on this next chapter for the Company.”

The gross proceeds from the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Queensway Gold Project (“Queensway”), on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers for the Charity Flow-Through Common Shares effective on or before December 31, 2025.

The gross proceeds from the Private Placement will be used by the Company to advance its 100% owned Queensway Gold Project (“Queensway”) and for general corporate and working capital purposes.

The Charity Flow-Through Common Shares will be offered in all of the provinces and territories of Canada, excluding Quebec and Nunavut by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 23, 2025 (the “Base Shelf Prospectus”). The Charity Flow-Through Common Shares will also be offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States. The closing of the Offering will consist of an initial tranche (“Tranche 1”) that is expected to close on or about June 3, 2025 as well as a second tranche (“Tranche 2”) that is expected to close on or about June 12, 2025. Tranche 1 will consist of 15,265,000 Charity Flow-Through Common Shares to be issued pursuant to the Offering. Tranche 2 will consist of 6,135,000 Charity Flow-Through Common Shares to be issued pursuant to the Offering.

Both closings are subject to the Company receiving all necessary regulatory approvals, including the approval of the TSXV and authorization of the NYSE American.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments thereto are provided in Canada in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible through SEDAR+ at www.sedarplus.ca. An electronic or paper copy of the Prospectus Supplement, the Base Shelf Prospectus, and any amendment to these documents, may be obtained, without charge, from BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com by providing BMO Capital Markets with an email address or mailing address, as applicable.

Copies of the Base Shelf Prospectus and Prospectus Supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the registration statement and the Prospectus Supplement can be found on EDGAR at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Charity Flow-Through Common Shares or the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s SEDAR+ profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website and contact us through our investor inquiry form or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation relating to the Financing, the closing of the Tranche 1 and Tranche 2 and the timing thereof, the closing of the Private Placement, including obtaining shareholder approval and the timing thereof, the proceeds of the Financing and the use of such proceeds; the approval by the TSXV and authorization by the NYSE American; and the tax treatment of the Charity Flow-Through Common Shares. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “scheduled”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company receiving all approvals necessary for the completion of the Financing, including shareholder approval of the Private Placement, and the timing of such approvals, and the tax treatment of the Charity Flow-Through Common Shares. The reader is urged to refer to the Company’s Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and on the Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov for a more complete discussion of such risk factors and their potential effects.